UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period                  to

Commission File Number 001-36670

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Fairmount Santrol Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

Fairmount Santrol Holdings Inc.

8834 Mayfield Road

Chesterland, Ohio 44026

REQUIRED INFORMATION

The following financial statements and supplemental schedule for the Fairmount Santrol Retirement Savings Plan are being filed herewith:

Audited Financial Statements

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statement of Net Assets Available for Benefits as of December 31, 2016 and 2015

Statement of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2016 and 2015

Notes to Financial Statements

Supplemental Schedule:

Schedule of Assets Held for Investment Purposes at End of Year

Note: Other supplemental schedules required by Section 252.103-13 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

The following exhibit is being filed herewith:

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN Fairmount Santrol Inc. (Plan Sponsor)

Date: June 22, 2017	By:	/s/ Michael F. Biehl

	Name:	Michael F. Biehl
	Its:	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

Index to the Financial Statements

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Administrator of the

Fairmount Santrol Retirement Savings Plan

Chesterland, Ohio

We have audited the accompanying Statements of Net Assets Available for Benefits of the Fairmount Santrol Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015 and the changes in net assets available for benefits of the Plan for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Cleveland, Ohio

June 22, 2017

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	December 31, 2016	December 31, 2015
ASSETS
Cash	$1,108	$980
Receivable – Employer Contributions	61,419	108,149
Notes Receivable from Participants	1,869,434	1,795,346

Total Receivables	1,930,853	1,903,495

Investments (at Fair Value):
AllianzGI NFJ Small-Cap Value Instl	—	1,451,441
American Funds Europacific Growth R6	2,332,741	2,580,907
American Funds Washington Mutual R6	4,126,398	4,008,334
Baron Growth Instl	—	1,540,737
Boston Partners Small Cap Value II Inv	2,116,955	—
DFA Five-Year Global Fixed-Income I	1,319,757	1,407,133
Dodge & Cox Income	6,155,282	7,612,943
Harbor Capital Appreciation Instl	3,103,249	4,231,389
Harbor International Institutional	905,475	876,776
Oppenheimer Developing Markets Y	1,585,009	1,537,618
Vanguard 500 Index Admiral	10,218,452	10,666,825
Vanguard Extended Market Idx Adm	3,956,789	4,101,450
Vanguard FTSE All-Wld ex-US Idx Admiral	1,675,475	1,846,415
Vanguard Target Retirement 2010 Inv	184,475	346,666
Vanguard Target Retirement 2015 Inv	1,572,239	1,501,263
Vanguard Target Retirement 2020 Inv	2,190,717	6,486,961
Vanguard Target Retirement 2025 Inv	8,495,775	8,511,731
Vanguard Target Retirement 2030 Inv	5,457,640	5,818,375
Vanguard Target Retirement 2035 Inv	2,656,962	3,381,918
Vanguard Target Retirement 2040 Inv	2,953,256	2,619,776
Vanguard Target Retirement 2045 Inv	3,269,762	2,863,619
Vanguard Target Retirement 2050 Inv	1,957,391	1,838,775
Vanguard Target Retirement 2055 Inv	626,102	491,814
Vanguard Target Retirement 2060 Inv	329,483	270,760
Vanguard Target Retirement Income Inv	396,472	123,904
Vanguard Total Bond Market Index Adm	4,785,647	6,653,218
Victory RS Small Cap Growth Y	1,542,539	—
Government Money Market II Portfolio	2,959	—
Managed Income Portfolio Class 1	7,499,905	12,920,568
Fairmount Santrol Holdings Inc.	70,110,221	15,119,259

Total Investments (at Fair Value)	151,527,127	110,810,575

Total Assets	153,459,088	112,715,050

LIABILITIES	—	—

Net Assets Available for Benefits	$153,459,088	$112,715,050

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Fairmount Santrol

Retirement Savings Plan

	Year Ended December 31,
	2016	2015
Additions to Net Assets Attributed to:
Contributions:
Employer	$1,462,735	$6,306,930
Employee	3,999,951	4,319,406
Rollover	297,865	420,502

Total Contributions	5,760,551	11,046,838

Interest and dividend income	2,151,863	3,303,791
Interest income on notes receivable from participants	78,996	66,084
Net unrealized/realized appreciation (depreciation)	62,063,612	(33,786,877)

Total Investment Income (Loss)	64,294,471	(30,417,002)

Deductions from Net Assets Attributed to:
Benefits paid to participants	29,234,640	27,094,769
Administrative expenses	76,344	119,484

Total Deductions	29,310,984	27,214,253

Net Increase (Decrease) Before Transfers	40,744,038	(46,584,417)

Transfer from Predecessor Plans	—	159,299,467

Net Assets Available for Benefits:
Beginning of Year	112,715,050	—

End of Year	$153,459,088	$112,715,050

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

1.	Description of Plan

The following description of the Fairmount Santrol Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

The Plan began January 1, 2015 as a result of the merger of the plan assets of the Fairmount Minerals, Ltd. Retirement Savings Trust and Plan and the Fairmount Minerals, Ltd. Stock Bonus Trust and Plan (collectively, the “Predecessor Plans”). All account balances of the Predecessor Plans were transferred into the Plan. The Plan is a defined contribution plan covering substantially all employees of Fairmount Santrol Holdings Inc. (the “Company”) who meet the service requirements. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company’s Plan Administrator is responsible for the general operation and administration of the Plan. Fidelity Management Trust Company (“Fidelity”) serves as the Plan Trustee, Custodian, and Recordkeeper.

No dividend was paid by the Company to shareholders in 2016 and 2015.

Eligibility

All employees of the Company are eligible to participate in the elective deferral component of the Plan on their first day of employment. Employees are not eligible to receive employer contributions until after completing a one-year service period.

Contributions

Cash or Deferred Option [401(k)] – Participants may elect a portion of their compensation, up to 75%, to be contributed to the Plan by the Company on a pre-tax basis. The Plan also allows for elective Roth contributions and catch-up contributions.

Automatic Enrollment – All newly eligible employees are automatically enrolled in the Plan 30 days after hire at an initial pre-tax deferral contribution of 3% of eligible compensation. Employees may elect a deferral percentage other than the initial 3% once enrolled in the Plan.

Automatic Escalation – For participants automatically enrolled in the Plan, the pre-tax deferral contribution will automatically increase annually by 1% until a deferral of 5% is reached.

Employer Match Contributions – The Company makes contributions to each eligible participant’s account by matching 50% of the participant’s elective deferral for the plan year, not to exceed 2.5% of the employee’s annual compensation. The amount of total employer match contributions were $1,149,329 and $1,205,123 for the years ended December 31, 2016 and 2015, respectively.

Employer Discretionary Contributions – The Company may also make additional discretionary contributions. Such contributions, if any, shall be allocated to each participant in proportion to his or her compensation for the calendar year. Based on the Company’s fiscal results for the years ended December 31, 2015 and 2014, respectively, the amount of total employer discretionary contributions was $0 and $4,263,756 for the years ended December 31, 2016 and 2015, respectively.

Employer Contributions for Union Employees – The Company also makes contributions for employees covered by the collective bargaining agreement of the Wedron Silica Company. The Company shall contribute an amount equal to 5% of such employee’s compensation. Company contributions for union employees were $365,603 and $351,957 for the years ended December 31, 2016 and 2015, respectively.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Rollover contributions from other Plans are also accepted, providing certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code as defined in the Plan agreement.

Participants’ Accounts

401(k) Accounts – Each participant’s account is credited with the participant’s elective contributions, employer matching and discretionary contributions, earnings, and losses thereon.

Vesting

All participants are immediately 100% vested in elective deferrals, rollover contributions, and Company matching contributions. Company discretionary contributions are 100% vested after three years of vesting service.

Notes Receivable from Participants

Loans are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum equal to the lesser of $50,000 or 50% of their account balance. Loans are repaid over a period not to exceed five years with exceptions for the purchase of a primary residence. Loans are valued at unpaid principal plus accrued but unpaid interest. No allowance for credit losses has been recorded as of December 31, 2016 and 2015. Delinquent participant loans are recorded as distributions on the basis of the terms of the Plan agreement.

The loans are secured by the balance in the participant’s account and bear interest at rates established by the Plan Administrator based on prevailing interest rates charged by commercial lending institutions for loans under similar circumstances. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of service by reason of retirement, death, or total and permanent disability, a participant receives a lump sum amount equal to the value of his or her account.

Terminated participants may elect to receive payment of benefits under a systematic withdrawal plan or installments. Terminated participants may also elect to withdraw any portion of his or her vested interest in the account in cash at any time.

Other Plan Provisions

Normal retirement age under the Plan is age 65. The Plan also provides for early payment of benefits after reaching age 59 1⁄2.

Forfeitures

The non-vested portions of participant account balances are forfeitable and used to reduce Company contributions to the Plan and to offset administrative expenses under the Plan. Forfeited non-vested accounts totaled $16,851 and $32,361 as of December 31, 2016 and 2015, respectively.

Hardship Withdrawals

Hardship withdrawals are permitted in accordance with Internal Revenue Service guidelines.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Investment Options

Upon enrollment in the Plan, a participant may direct any contributions to any of the investment options offered by the Plan.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan’s transactions are reported on the accrual basis of accounting.

Investments held by a defined contribution plan are required to be reported at fair value.

Valuation of Investments

Investments are stated at fair value. Mutual funds and employer common stock are reported at fair market value as of the balance sheet date. Fair market values represent quoted market prices or, if quoted market prices are not available, estimated fair values as determined by the Plan’s investment broker.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments purchased and sold as held during the year.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Administrative Fees

All reasonable costs and expenses, including legal, accounting, and communication fees, incurred by the Plan are paid from forfeitures (if any).

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Risks and Uncertainties

The Plan’s investment include investments in mutual funds, Company stock, and managed income portfolio funds. These investments are subject to varying degrees of risk, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for plan benefits.

Subsequent Events

Management evaluates subsequent events occurring subsequent to the date of the financial statements in determining the accounting for, and disclosure of transactions and events that affect the financial statements.

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

Subsequent events have been evaluated through the date the financial statements were available to be issued.

3.	Recent Accounting Pronouncements

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07 – Fair Value Measurement (Topic 820) – Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent). This ASU removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The ASU also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This ASU would be applied to the Company’s financial statements and disclosures in this Annual Report on Form 11-K, however, the Company does not measure its Plan investments using net asset value per share, therefore, this guidance is not applicable to the Company or the Plan.

4.	Tax Status

The Plan is a volume submitter and received an opinion letter from the Internal Revenue Service on March 31, 2014, which stated that the Plan was in compliance with applicable requirements of the Internal Revenue Code. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2016, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. Currently, no audits for any tax periods are in progress.

5.	Fair Value Measurements

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The three levels of the fair value hierarchy under Topic 820 are described as follows:

•	Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Plan can access at the measurement date.

•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as:

¡	Quoted prices for similar assets or liabilities in active markets;

¡	Quoted prices for identical assets or similar assets or liabilities in inactive markets;

¡	Inputs other than quoted prices that are observable for the asset or liability;

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

¡	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•	Level 3 – Inputs that are unobservable inputs for the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2016 and 2015.

•	Mutual Funds – The fair value of mutual funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.

•	Money Market Funds – The fair value of money market funds are based on daily unadjusted quoted prices in active markets and are considered Level 1.

•	Company Stock – The fair value of Company stock is based on daily unadjusted quoted prices in active markets and is considered Level 1. The Company stock fund held by the Plan also contains cash used to facilitate purchase and sale transactions.

•	Managed Income Portfolio Fund – The fair value of the Managed Income Portfolio fund is based on quoted prices for similar assets or liabilities in active markets and is considered Level 2. Issuances and redemptions of units are recorded daily. In unusual market conditions, the Trustee may impose restrictions on such issuances and redemptions. Withdrawals will normally be provided as soon as practicable within twelve months following written notice to the Trustee. Participant transactions (purchases and sales) may occur daily.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2016 and 2015. Classification within the fair value hierarchy table is based on the lowest level of any input that is significant to the fair value measurement.

	Assets at Fair Value as of December 31, 2016
	Level 1	Level 2	Level 3	Total
Mutual Funds	$73,914,042	$—	$—	$73,914,042
Money Market Fund	2,959	—	—	2,959
Managed Income Portfolio Fund	—	7,499,905	—	7,499,905
Fairmount Santrol
Holdings Inc. Common Shares	70,110,221	—	—	70,110,221

Total Investments	$144,027,222	$7,499,905	$—	$151,527,127

	Assets at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual Funds	$82,770,748	$—	$—	$82,770,748
Managed Income Portfolio Fund	—	12,920,568	—	12,920,568
Fairmount Santrol
Holdings Inc. Common Shares	15,119,259	—	—	15,119,259

Total Investments	$97,890,007	$12,920,568	$—	$110,810,575

NOTES TO FINANCIAL STATEMENTS

Fairmount Santrol

Retirement Savings Plan

There were no significant transfers between Levels 1 and 2 and no transfers in or out of Level 3 during the years ended December 31, 2016 and 2015.

6.	Party-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity, the Custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Usual and customary fees are paid by the mutual fund for the investment management services.

As of December 31, 2016, the Plan held 5,946,584 shares of Company stock, of which the fair value comprises approximately 46% of the assets held by the Plan. As of December 31, 2015, the Plan held 6,433,727 shares of Company stock, of which the fair value comprises approximately 13% of the assets held by the Plan

7.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets available for benefits, per the financial statements, to the Form 5500:

	December 31, 2016	December 31, 2015
Net assets available for benefits per the financial statements	$153,459,088	$112,715,050
Adjustments from fair value to contract value on Form 5500	18,457	88,236

Net assets per Form 5500	$153,477,545	$112,803,286

The following is a reconciliation of the changes in net assets available for benefits, per the financial statements, to the Form 5500:

Year Ended December 31,
2016
Net increase before transfers per the financial statements	$40,744,038
Adjustments from fair value to contract value on Form 5500	(69,780)

Net income per Form 5500	$40,674,258

8.	Subsequent Event

Effective January 1, 2017, the Plan was amended to provide for safe harbor employer matching contributions as well as further define eligibility requirements whereby eligible employees can participate in the Plan immediately upon hire as well as receive employer match contributions and employer discretionary contributions immediately upon hire.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Fairmount Santrol

Retirement Savings Plan

EIN 34-1513710

Plan Number 001

December 31, 2016

	(b)	(c)
(a)	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	American Funds Europacific Growth R6	Mutual Fund	N/A	$2,332,741
	American Funds Washington Mutual R6	Mutual Fund	N/A	4,126,398
	Boston Partners Small Cap Value II Inv	Mutual Fund	N/A	2,116,955
	DFA Five-Year Global Fixed-Income I	Mutual Fund	N/A	1,319,757
	Dodge & Cox Income	Mutual Fund	N/A	6,155,282
	Harbor Capital Appreciation Instl	Mutual Fund	N/A	3,103,249
	Harbor International Institutional	Mutual Fund	N/A	905,475
	Oppenheimer Developing Markets Y	Mutual Fund	N/A	1,585,009
	Vanguard 500 Index Admiral	Mutual Fund	N/A	10,218,452
	Vanguard Extended Market Idx Adm	Mutual Fund	N/A	3,956,789
	Vanguard FTSE All-Wld ex-US Idx Admiral	Mutual Fund	N/A	1,675,475
	Vanguard Target Retirement 2010 Inv	Mutual Fund	N/A	184,475
	Vanguard Target Retirement 2015 Inv	Mutual Fund	N/A	1,572,239
	Vanguard Target Retirement 2020 Inv	Mutual Fund	N/A	2,190,717
	Vanguard Target Retirement 2025 Inv	Mutual Fund	N/A	8,495,775
	Vanguard Target Retirement 2030 Inv	Mutual Fund	N/A	5,457,640
	Vanguard Target Retirement 2035 Inv	Mutual Fund	N/A	2,656,962
	Vanguard Target Retirement 2040 Inv	Mutual Fund	N/A	2,953,256
	Vanguard Target Retirement 2045 Inv	Mutual Fund	N/A	3,269,762
	Vanguard Target Retirement 2050 Inv	Mutual Fund	N/A	1,957,391
	Vanguard Target Retirement 2055 Inv	Mutual Fund	N/A	626,102
	Vanguard Target Retirement 2060 Inv	Mutual Fund	N/A	329,483
	Vanguard Target Retirement Income Inv	Mutual Fund	N/A	396,472
	Vanguard Total Bond Market Index Adm	Mutual Fund	N/A	4,785,647
	Victory RS Small Cap Growth Y	Mutual Fund	N/A	1,542,539
*	Government Money Market II Portfolio	Money Market Fund	N/A	2,959
*	Managed Income Portfolio Class 1	Stable Value Investment Contract	N/A	7,518,362
*	Fairmount Santrol Holdings Inc.	Stock	N/A	70,111,329

				151,546,692
*	Participant loans	Notes receivable (interest ranging from 4.25% - 6.00%) with various maturities	N/A	1,869,434

		Total assets held for investment purposes		$153,416,126

*	Party-in-interest to the Plan

FAIRMOUNT SANTROL RETIREMENT SAVINGS PLAN

EXHIBIT INDEX

The following Exhibits are filed with this Annual Report on Form 11-K or are incorporated by reference to a prior filing in accordance with Rule 12b-32 under the Securities and Exchange Act of 1934. Exhibits included in this filing are designated by an asterisk (*). All Exhibits not so designated are incorporated by reference to a prior filing as indicated.

Exhibit No.	Description
23.1*	Consent of Independent Registered Public Accounting Firm – Meaden & Moore, Ltd.